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82-4730

ASX MEDIA RELEASE

24 SEPTEMBER, 2002

02 SEP 24 AM 9:12

PHENOXODIOL ENTERS PHASE II CLINICAL TRIAL IN LEUKEMIC PATIENTS

Novogen Limited's subsidiary, Marshall Edwards Inc., (LSE-AIM: MSH), today announced that its lead anti-cancer compound phenoxodiol is entering a Phase II [illegible]

The trial protocol calls for phenoxodiol to be administered intravenously and supplements the earlier Phase I study of the oral dosage form of phenoxodiol in patients with leukemia at the same hospital.

Phenoxodiol has completed one Phase I clinical study by intravenous form, and is near to completion of two others, in the US and in Australia.

Those studies revealed that phenoxodiol was well tolerated and provided an anti-tumour effect in a number of patients. The Phase I program was conducted in patients with a wide range of cancer types.

Phase II clinical trials will involve using phenoxodiol in patients with selected tumour types. The selected tumour types include leukaemias, ovarian carcinoma, renal carcinoma and prostate carcinoma.

SUPPL

These forms of cancer are known to be associated with a defect of their death receptor mechanisms. This defect allows the cancer cells to escape attack by the body's defence systems.

Phenoxodiol has been shown to specifically target these mechanisms, inhibiting the ability of the cancer cell to make the anti-apoptotic proteins, c-FLIP and XIAP.

Marshall Edwards Inc Chairman, Dr Graham Kelly, said the trial was important for two reasons.

"First because it is the milestone of phenoxodiol entering into Phase II human trials and second, because this is the first time a drug will be tested in cancer patients against a group of proteins that is now thought to be fundamental to the survival of cancer cells," Dr Kelly said.

Marshall Edwards, Inc. (LSE-AIM: MSH), is 95 percent owned by Novogen Limited and was established to provide a commercial vehicle for Novogen's anti-cancer drug technology, the first of which is the novel anti-cancer drug phenoxodiol.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Novogen (Nasdaq: NVGN) is a pharmaceutical company based in Sydney, Australia with offices in Stamford, Connecticut. More information on phenoxodiol can be found at http://www.novogen.com and http://www.marshalledwardsinc.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors," including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialization, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

dlw 9/24

ISSUED FOR	**:**	**NOVOGEN LIMITED**
LISTINGS	**:**	**ASX (CODE NRT), NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	**:**	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **NOVOGEN LIMITED** **TEL +612 9878 0088** http://www.novogen.com
ISSUED BY	**:**	WESTBROOK COMMUNICATIONS CONTACT: IAN WESTBROOK TEL +612 9231 0922 OR 0407 958 137